Term sheet No. 546BB-1
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006,
addendum to product supplement BB-1 dated December 13, 2007 and product supplement BB-1 dated July 2, 2007
Dated October 27, 2008 Registration Statement No. 333-137902 Filed pursuant to Rule 433
Deutsche Bank
Deutsche Bank AG, London Branch
$
11-Month Securities Linked to the Dow Jones-AIG Commodity Index™ Total Return (Non-Principal Protected) due October 1, 2009

Key Terms:
Index:	The Dow Jones-AIG Commodity Index™ Total Return (the “Index”).
Coupon:
Paid on a monthly basis and on the Maturity Date in arrears based on an actual/360 day count fraction.
The Coupon for each Coupon Period will be (i) LIBOR less (ii) 0.16% and the Coupon for the initial Coupon Period will be set on the Trade Date. The “designated period” for the determination of LIBOR for each Coupon Period is equal to one month. In the case of an Early Redemption Event (as defined below), you will receive the accrued Coupon on the applicable Early Redemption Event Maturity Date.

Coupon Payment Dates:	The 1st of each month beginning with December 1, 2008 and ending with the scheduled Maturity Date, subject to an Early Redemption Event.
Redemption Amount:	A cash payment per $10,000 security, determined on the relevant Final Valuation Date, equal to: $10,000 + [$10,000 x 3 x (Index Return —TBill Return — Adjustment Factor)].
Adjustment Factor:
The greater of (x) 0.0010526 and (y) (0.0045 x (Days / 365)) where “Days” equals the number of calendar days from the Trade Date to, but excluding, the relevant Final Valuation Date. The Adjustment Factor will lower your return by approximately 1.35% per year. Assuming a T-Bill Return of 1% for the term of the securities, the Index must appreciate by 2.23% on the relevant Final Valuation Date for you to receive back your initial investment.  The actual T-Bill Return will be different and the Index may need to appreciate by more for you to receive back your initial investment.

Initial Level:	The Index closing level on the Trade Date, subject to adjustment in the event of a Market Disruption Event.
Mandatory Prepayment Event/Early Redemption at Issuer’s Option:	The Index closing level or Index Intraday Level (as applicable) at which a Mandatory Prepayment Event will, or an Early Redemption at Issuer’s Option may, occur is 85% of the Initial Level.
Final Valuation Date:	As specified in the pricing supplement referenced below and in the case of redemption on the Maturity Date, September 28, 2009, subject to an Early Redemption Event.
Trade Date:	October 27, 2008.
Settlement Date:	October 30, 2008.
Maturity Date:	October 1, 2009, subject to an Early Redemption Event and postponement in the event of a Market Disruption Event.
CUSIP:	2515A0 TZ 6

But for the foregoing terms, the terms of these securities are identical in all material respects to the terms of the 11-Month Securities Linked to the Dow Jones-AIG Commodity Index™ Total Return (Non-Principal Protected) due September 15, 2009 (the “reference securities”).  Terms used but not defined in this term sheet have the meaning given in pricing supplement no. 533BB-1 for the reference securities dated October 13, 2008.  This pricing supplement may be accessed via the following link: http://sec.gov/Archives/edgar/data/1159508/000119312508210927/d424b2.htm.

The securities carry various risks, including the risk that you could lose some of your initial investment.  These risks are discussed in the pricing supplement for the reference securities.

Historical Information
The following graph sets forth the historical performance of the Index based on the daily Index closing levels from August 1, 1997 through October 24, 2008. The Index closing level on October 24, 2008 was 252.67. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any Early Redemption Valuation Date or the relevant Final Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of your initial investment.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to the securities described herein that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and the securities described herein. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in an offering  of the securities described herein will arrange to send you the prospectus, prospectus supplement, product supplement and addendum to the product supplement if you so request by calling toll-free 1-800-311-4409. You may access these documents on the SEC web site at www.sec.gov as follows:

Addendum to product supplement BB-1 dated December 13, 2007 : Product supplement BB-1 dated July 2, 2007 : Prospectus supplement dated November 13, 2006 : Prospectus dated October 10, 2006

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Security	$10,000.00	$0.00	$10,000.00
Total	$0.00	$0.00	$0.00
(1)  For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” in the pricing supplement for the reference securities.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities	Deutsche Bank Trust Company Americas